American Business Corporation

222 Grace Church Street
Suite 300
Port Chester, NY 10573
(914) 939-5081
(914) 939-6138 fax

July 1, 2005

Beverly A. Singleton

Staff Accountant

Mail Stop 3561

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Form 8-K filed June 20, 2005

       File No. 33-16417-LA

Dear Ms. Singleton:

On behalf of American Business Corporation (the “Registrant”), I take this opportunity to respond to your letter dated June 24, 2005 (the “Comment letter”) concerning the above referenced periodic filing (the “ Form 8-K”) under the Securities and Exchange Act of 1934, as amended (the “34 Act”). For convenience, I will respond seriatim to the points raised in the Comment Letter.

Item 4.01 Form 8-K

1. The first sentence of the second paragraph of the Form 8-/A that the Registrant intends to file via the EDGAR system in response to the Comment Letter (the “Amended Filing”) will read in its entirety as follows:

“The audit reports of RRBB on the Registrant’s financial statements as of December 31, 2004 and 2003 and for each of the respective years then ended (the “Audit Period”) and for the interim period from the Audit Period through June 15, 2005 resignation date of RRBB did not contain any adverse opinion or disclaimer of opinion; and except for a going concern qualification, the same were not qualified or modified as to uncertainty, audit scope or accounting principles.”

2. The Amended Filing will include the following language: “The Registrant does not have an audit or similar committee of its Board of Directors. Accordingly, the resignation of RRBB was acknowledged and accepted by the Registrant’s Board of

Beverly A. Singleton

July 1, 2005

Directors. Any decision concerning the engagement of replacement independent certified public accountants to audit the Registrant’s financial statements will also be approved by the Registrant’s Board of Directors.”

3. The Registrant hereby undertakes to furnish RRBB with a copy of the Amended Filing together with a revised Exhibit 16.2 letter requesting that within ten business from June 20, 2005, RRBB furnish the Registrant with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made in the Amended Filing.

Other

The Registrant hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in both the Form 8-K and the Amended Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K and/or the Amended Filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

American Business Corporation

By:	/s/ Anthony R. Russo
Anthony R. Russo, President